KENNETH BETTS

Partner

214-453-6435

kbetts@winston.com

VIA EDGAR

January 7, 2019

Ms. Sonia Gupta Barros

Assistant Director

Office of Real Estate and Commodities

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C.  20549

Re:	Belpointe REIT, Inc. Offering Statement on Form 1-A Filed on December 6, 2018 File No. 024-10923

Dear Ms. Barros:

This letter is submitted on behalf of Belpointe REIT, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance (the “Division”) of the U.S. Securities and Exchange Commission (the “Commission “) with respect to the Company’s Offering Statement on Form 1-A filed on December 6, 2018 (the “Offering Statement”), as set forth in your letter dated December 20, 2018 addressed to Mr. Brandon Lacoff, the Chief Executive Officer of the Company (the “Comment Letter”).  The Company is concurrently filing Amendment No. 2 to the Offering Statement (“Amendment No. 2”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.  For your convenience, the Staff’s comments from the Comment Letter are set forth below in bold font.  Unless otherwise indicated, page references in the Staff’s comments refer to the Offering Statement, and page references in the response refer to Amendment No. 2.  The responses provided herein are based on information provided to Winston & Strawn LLP by the Company.

General

1.	We note your revised disclosure in response to comment 6 that the purchase price of the shares will be the price in effect as of the date upon which the investor’s subscription is accepted and that investors will not have the right to withdraw or reconfirm their commitment prior to the acceptance. It appears that investors may be bound to purchase at a price that varies from the price provided to them at the time the subscription is submitted.

Please provide your analysis as to why you believe this does not result in shares being sold “at other than a fixed price” under Rule 251(d)(3)(ii).

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 144 to make clear that purchase price paid by investors will be the price in effect at the time the applicable subscription agreement is submitted regardless of when the subscription is ultimately accepted by the Company.

Stockholder Redemption Plan, page 101

2.	We note your revised disclosure in response to comment 2. Please clarify whether stockholders will promptly be paid once shares are redeemed, or whether there may be a delay between the redemption of shares and payment to stockholders. Please also clarify whether stockholders will have advanced written notice of any suspension of the redemption plan.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20, 21, 105 and 106 to clarify the date on which payments for stock repurchases will be effected and to state that the Company may suspend the redemption plan without any prior written notice to its stockholders.

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please contact either me at (214) 453-6435 or Brandon Lacoff at (203) 622-6000.

Sincerely,

/s/ Kenneth L. Betts
Kenneth L. Betts

cc:	Brandon Lacoff
Belpointe REIT, Inc.